Exhibit 4(b)(viii)
                         ANNUITY INVESTORS(SERVICEMARK)
                             LIFE INSURANCE COMPANY
                            A Stock Insurance Company
           Domicile Address: 580 Walnut Street, Cincinnati, Ohio 45202
                             Administrative Office:
                   P. O. Box 5423, Cincinnati, Ohio 45201-5423


                             SIMPLE IRA ENDORSEMENT

The policy is changed as set out below to make it a SIMPLE Individual Retirement Annuity.


ADDITIONAL TAX LAW RESTRICTIONS. This policy is intended to receive premiums under a Savings Incentive Match Plan for Employees of Small Employers ("SIMPLE") that qualifies under Internal Revenue Code ("IRC") Section 408(p). It is restricted as required by federal tax law. We may change the terms of this policy or administer this policy at any time as needed to comply with that law. Any such change may be applied retroactively.

ADDITIONAL PREMIUM REQUIREMENTS. This policy will accept premiums contributed on behalf of an employee by his or her employer under the terms of a SIMPLE plan described in IRC Section 408(p). In addition, this policy will accept transfers or rollovers from other SIMPLE Individual Retirement Annuities or SIMPLE Individual Retirement Accounts of the employee. No other premiums will be accepted. The $2,000 limitation on premiums stated in the IRA provisions of this policy shall not apply.


This is part of your policy. It is not a separate contract. It changes the policy only as and to the extent stated. In all cases of conflict with the other terms of the policy, the provisions of this Endorsement shall control.

         Signed for us at our office as of the date of issue.

          /s/ Betty Kasprowicz               /s/ James M. Mortensen
          --------------------               ----------------------
          Betty Kasprowicz                   James M. Mortensen
          Assistant Secretary                Executive Vice President